UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Veracyte, Inc.

File No. 333-191282 - CF#30137

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Veracyte, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 20, 2013.

Based on representations by Veracyte, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through October 7, 2023
Exhibit 10.19	through December 31, 2015
Exhibit 10.21	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary